VelocitySharesTM Metals ETNs	Filed pursuant to Rule 433 Registration Statement No. 333-158199-10 October 31, 2011

	UGLD	DGLD	USLV	DSLV	LPLT	IPLT	LPAL	IPAL
Product Type	ETN	ETN	ETN	ETN	ETN	ETN	ETN	ETN
Issuer	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG
Product Name	VelocitySharesTM 3x Long Gold ETN	VelocitySharesTM 3x Inverse Gold ETN	VelocitySharesTM 3x Long Silver ETN	VelocitySharesTM 3x Inverse Silver ETN	VelocitySharesTM 2x Long Palladium ETN	VelocitySharesTM 2x Inverse Palladium ETN	VelocitySharesTM 2x Long Platinum ETN	VelocitySharesTM 2x Inverse Platinum ETN
Bloomberg Ticker	UGLD Equity	DGLD Equity	USLV Equity	DSLV Equity	LPLT Equity	IPLT Equity	LPAL Equity	IPAL Equity
Underlying Index	S&P GSCI® Gold Index ER (SPGSGCP Index)		S&P GSCI® Silver Index ER (SPGSSIP Index)		S&P GSCI® Platinum Index ER (SPGSPLP Index)		S&P GSCI® Palladium Index ER (SPGSPAP Index)
Leverage	3x Daily	3x Daily Inverse	3x Daily	3x Daily Inverse	2x Daily	2x Daily Inverse	2x Daily	2x Daily Inverse
Investor Fee	135 bps p.a.	135 bps p.a.	165 bps p.a.	165 bps p.a.	135 bps p.a.	135 bps p.a.	135 bps p.a.	135 bps p.a.
Listing Date	October 17, 2011	October 17, 2011	October 17, 2011	October 17, 2011	October 17, 2011	October 17, 2011	October 17, 2011	October 17, 2011
Primary Exchange	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca

Certain Risks Associated with the ETNs

■	The ETNs do not guarantee any return of principal.
■	Any payments on the ETNs are subject to the ability of Credit Suisse AG to pay its obligations as they become due.
■

The ETNs are intended to be daily trading tools for sophisticated investors and are designed to reflect leveraged long or leveraged inverse exposure, as applicable, to the relevant Index on a daily basis, but their returns over different periods of time can, and most likely will, differ significantly from the leveraged long or leveraged inverse return, as applicable, on a direct long or inverse investment in the relevant Index.

■	If you hold your ETN as a long term investment, it is likely that you will lose all or a substantial portion of your investment.
■

Each Index is comprised of futures contracts on a single commodity. Investors will not benefit from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.

The risks set forth in the section entitled “Certain Risks Associated with the ETNs” on this page are only intended as summaries of some of the risks relating to an investment in the ETNs. Prior to investing in the ETNs, you should, in particular, review the “Risks Factors” section in the applicable pricing supplement, which sets forth risks related to an investment in the ETNs.

VelocitySharesTM Metals ETNs

Disclosure

Credit Suisse has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of ETNs. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 (File No. 333-158199-10), to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or VLS Securities LLC or any agent or dealer participating in an offering will arrange to send you the applicable terms sheet or pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free at 1-800-221-1037.

“VelocityShares” and the VelocityShares logo are registered trademarks of VelocityShares Index & Calculation Services, a division of VelocityShares, LLC.

VelocityShares does not warrant the accuracy of the information provided for any particular purpose and expressly disclaims all liability relating to the information, including implied warranties of merchantability or fitness for a particular purpose.

Although the information provided to you is obtained or compiled from sources we believe to be reliable, VelocityShares cannot and does not guarantee the accuracy, validity, timeliness or completeness of any information or data made available to you. VelocityShares does not undertake to advise you of changes in information or other materials contained herein, VelocityShares shall not be liable for any direct or indirect, special, incidental or consequential damages that result from inconvenience, delay or loss of use of this information.

“Standard & Poor’s®”, “S&P®”, and “S&P GSCI®” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) .These marks have been licensed for use by Credit Suisse Securities. The S&P GSCI®, the GSCI Sector Indices and the GSCI Component Index are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. The Product(s) is/are not sponsored, endorsed, sold or promoted by Standard & Poor’s. Standard & Poor’s makes no representation regarding the advisability of investing in the Product(s).

The Product(s) is/are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly or the ability of the S&P indices to track general stock market performance or any economic factors. S&P’s only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P indices which is determined, composed and calculated by S&P without regard to the Licensee or the Product(s). S&P has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the S&P GSCI®.

S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued, or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Product(s).“

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI™ OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI™ OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCI™ OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FORGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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